PEARLMAN SCHNEIDER LLP

Attorneys-at-Law

2200 Corporate Boulevard, N.W., Suite 210

Boca Raton, Florida 33431-7307

Telephone
James M. Schneider, Esq.	(561) 362-9595
Charles B. Pearlman, Esq.	Facsimile
Brian A. Pearlman, Esq.	(561) 362-9612

August 20, 2014

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-4631

Attn: Justin Dobbie

Re:	Brownie’s Marine Group, Inc.
Form 10-K for the fiscal Year ended December 31, 2013
Filed March 17, 2014
File No. 333-99393

Dear Sirs:

On behalf of Brownie’s Marine Group (the “Company”), we hereby submit our response to the Comment Letter issued by the Staff of the Securities and Exchange Commission dated August 13, 2014. Our response has been numbered to be consistent with the Comment on the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2013

Cover Page

Comment 1.	Please tell us why you have stated on the cover page that your common stock is registered pursuant to Section 12(g) of the Exchange Act. Otherwise, please confirm that in the future you will indicate that you have no securities registered under Section 12(g) of the Exchange Act. Also, to the extent that your duty to file Exchange Act reports has automatically suspended under Section 15(d) of the Exchange Act, please confirm that you will include appropriate risk factor disclosure explaining to investors that as a voluntary filer, you may elect to cease reporting under the Exchange Act at any time which would limit the information available to them about the company. Please also revise your future filings to correct your File Number. The File Number 000-28321 referenced on the cover page appears to relate to a different registrant.

United States Securities and Exchange Commission

August 20, 2014

Response:	The Company hereby confirms that in the future it will indicate on the cover of its reports filed with the SEC, where appropriate, that it has no securities registered under Section 12(g) of the Exchange Act. Furthermore, to the extent that the Company’s duty to file Exchange Act reports is automatically suspended under Section 15(d) of the Exchange Act, the Company undertakes to include an appropriate risk factor disclosure explaining to investors that as a voluntary filer, it may elect to cease reporting under the Exchange Act at any time which would limit the information available to investors about the Company. Furthermore, the Company undertakes to revise its future filings to correct its file number. The Company acknowledges that the file number on the cover of its Form 10-K for the fiscal year ended December 31, 2013 was incorrect.

On behalf of the Company, thank you for the courtesies extended by the Staff.

Sincerely,

/s/ Brian A. Pearlman
Brian A. Pearlman

BAP/sm